UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public joint stock company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Statement Regarding Impact on MTS of Recent Events

March 2, 2022

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE:MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, provides an update regarding the actual and potential impact on the Company of recent geopolitical events.

•	MTS believes that its business is resilient to external shocks. The Company is focused on navigating the current environment, which it continues to monitor.

•	Operationally, MTS businesses and verticals continue to serve customers across the Company’s markets of operation and strive to remain reliable partners for counterparties. The Company has a diversified vendor and supplier base and maintains regular communication with stakeholders.

•	MTS has a robust financial position and comfortable leverage, as well as a gross debt portfolio that is 98% denominated in local currency, including FX hedging as of the end of the last reporting period (Q3 2021).

•	MTS is currently unaware of any designation of MTS, its subsidiaries, or members of its management team under sanctions recently imposed by the EU, US, UK, and certain other countries.

At the same time, MTS cannot exclude the possibility of impacts on its operations and financial results due to current and potential external factors beyond its control, including changes to the broader macroeconomic environment, restrictions on business and trade relations, and the possibility of further extension of sanctions. Accordingly, the management team remains focused on ensuring operational continuity and providing uninterrupted connectivity and other services for customers. For further information, see the section headed “Risk Factor Update” below.

MTS will publish its financial results for Q4 and FY 2021 as previously scheduled on March 3 at 15:00 Moscow time (7:00 New York time). In light of the rapidly evolving external environment, no conference call to discuss the financial results will take place. Shareholders or other market participants wishing to discuss these or other matters are invited to contact the MTS Investor Relations department at:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Risk Factor Update

In February 2022, following an escalation in conflict between Russia and Ukraine, the EU, US, UK and certain other countries have imposed significant new sanctions and export controls on Russian and Belarusian persons and entities.

On February 28, trading on the Moscow Exchange in all equity securities was suspended (including the Company’s ordinary shares), with the suspension later extended through at least March 2. Also on February 28, the New York Stock Exchange halted trading in the Company’s American Depositary Receipts (“ADRs”) and those of certain other Russian companies.

Developments relating to these matters are highly unpredictable, occur swiftly and often with little notice, and are mostly outside the control of the MTS Group, and the risk that any MTS Group member, or individuals holding positions within the MTS Group as well as its counterparties, may be affected by future sanctions designations cannot be excluded. Current and future risks to the MTS Group include, among others, the risk of reduced or blocked access to capital markets and ability to obtain financing on commercially reasonable terms (or at all), the risk of restrictions on the import of certain equipment and software, as well as the risk of further depreciation of the Russian ruble against other currencies (which has already occurred to a significant extent), which may adversely impact the Company's investment process as a significant portion of its capital expenditures are denominated in or linked to foreign currencies. In addition, rate hikes by the Central Bank of Russia, which has increased its key rate to 20%, will and may continue to increase the Company's financing costs due to the impact on floating-rate credit facilities.

In addition, the CBR has prohibited Russian securities market professionals from carrying out depositary activities and register maintenance and from effecting sales of securities of Russian companies by non-Russian residents (with a very limited number of exceptions), with the effect that, among other things, no ADRs can be converted into ordinary shares for such non-Russian residents. Furthermore, the CBR has prohibited Russian companies from making any payments, including dividends, on securities of Russian companies to non-Russian residents, with the result that any non-Russian resident holders of our ADRs as of the relevant record date for payment of dividends would be ineligible to receive such dividends. These developments could materially adversely affect the liquidity in, and the value of, our ADRs.

Operations of MTS Bank, the MTS Group’s subsidiary, are susceptible to the risks affecting the MTS Group’s borrowers’ ability to repay amounts due to the MTS Group, which may be impacted by the overall macroeconomic environment and business climate. Adverse changes in economic conditions may result in deterioration in the value of collateral held against loans and other obligations.

The aforementioned geopolitical events, and any continuation of tensions, has had and may continue to have a negative impact on the volatility and trading price of the Group’s shares and ADRs.

* * *

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

* * *

Mobile TeleSystems Public Joint Stock Company (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as cloud computing and IoT. By early 2021, there were more than 86 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 78 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,000 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: March 2, 2022